Filed by Kennedy Wilson Europe Real Estate Plc

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14A-12 under the Securities Exchange Act of 1934

Subject Company:

Kennedy Wilson Europe Real Estate Plc

File No. 132-00001

FOR IMMEDIATE RELEASE

Kennedy-Wilson Holdings, Inc. and Kennedy Wilson Europe Real Estate Plc Announce

Combination to Create a Leading Global Real Estate Investment and Asset Management Platform

Companies to Combine in All-Share Transaction with a Combined Enterprise Value of US$8.2 Billion

Enhances Portfolio Diversification with Flexibility to Allocate Capital Across Asset Classes and

Geographic Markets

Intention to Increase First Quarterly Dividend by 12% After Transaction Close

BEVERLY HILLS, Calif. and LONDON – April 24, 2017 – Kennedy-Wilson Holdings, Inc. (NYSE: KW) (“KW”), a global real estate investment company, and Kennedy Wilson Europe Real Estate Plc (LSE: KWE) (“KWE”), an LSE listed property company that invests in direct real estate and real estate loans in Europe, today announced that they have reached agreement on the terms of a recommended all-share combination transaction that will create a leading global real estate investment and asset management platform. As a result of the transaction, KWE will become a wholly owned subsidiary of KW.

The transaction will be effected by means of a court-sanctioned scheme of arrangement under Article 125 of the Jersey Companies Law. Under the terms of the transaction, each KWE shareholder will be entitled to receive 0.667 new KW shares for each KWE share held by it. Based on the US$22.50 closing price of KW shares on April 21, 2017, the last trading day prior to the announcement, and a GBP / USD exchange rate of 1.2779, the implied value per share of KWE is 1,174 pence, which represents a premium of approximately 20.0% to the closing price of 979 pence per KWE share on April 21, 2017 and 22.4% to the volume weighted average closing price of 960 pence per KWE share for the three month period ended April 21, 2017. Based on pro forma ownership, existing KW shareholders will own approximately 64% and former KWE shareholders will own approximately 36% of KW following completion of the transaction.

William J. McMorrow, Chairman and Chief Executive Officer of KW, said, “This transaction represents one of the most significant milestones in our 40-year history. The combination will create a leading global real estate investment and asset management platform with enhanced diversification supported by the continuity of leadership with a strong, proven track record. The enterprise will benefit from greater scale and improved liquidity, which will enhance our ability to generate attractive risk-adjusted returns for our shareholders. The transaction significantly improves our recurring cash flow profile, and, as such, we are pleased to announce our intention to increase our first quarterly dividend by approximately 12% upon completing the transaction, which demonstrates our confidence in the combination and our long-term prospects.”

Charlotte Valeur, Non-Executive Chair of KWE, said, “I and the other independent directors of KWE are very pleased to announce that we have reached agreement on the terms of an all-share transaction between KW and KWE, which will give KWE shareholders the opportunity to gain exposure to a diversified asset base.”

Strategic & Financial Benefits of the Transaction

KW believes that the transaction:

•	Creates a leading real estate investment and asset management platform with increased scale and liquidity, having a combined market capitalization of approximately US$4.0 billion and an enterprise value of approximately US$8.2 billion. Given this increased scale, KW will receive greater weighting in key US stock indices following the completion of the transaction, including the Russell 2000 (in which it is expected to be the fourth largest real estate company by market capitalization) and the Russell 3000, enhancing liquidity in the stock and broadening the potential investor base;

•	Creates a global portfolio of over 400 properties with an enhanced geographic mix and broad diversification across real estate sectors;

•	Provides flexibility to allocate capital globally across asset classes and geographic markets. KW’s approximately 400 employees in the United States and approximately 100 employees in Europe provide the knowledge base to continue to make investment decisions that offer attractive risk-adjusted returns on capital. Additionally, KW’s enhanced scale and profile may result in greater access to capital and an expanded set of acquisition and development opportunities;

•	Establishes a company with a strong pro forma capital structure, with pro forma leverage of approximately 51% net debt to enterprise value, access to diverse, global equity and debt capital sources, and approximately US$1.4 billion of pro forma liquidity (as of December 31, 2016) to support growth;

•	Generates certain synergies resulting from the elimination of duplicative public company costs, and potential additional income arising from KW’s ability to manage capital more efficiently as a result of the combination, which is expected to result in expanded capacity for investment to drive growth; and

•	Will be accretive to adjusted net income per share immediately following the closing and provides the potential to increase cash flows available for shareholder distribution. KW intends to increase its first quarterly dividend by approximately 12% upon completion of the transaction.

Leadership

Since its IPO, KWE has been managed by KW’s leadership team, utilizing KW’s proven platform and systems. Upon the closing of the transaction, there will be no change to leadership or systems, which will enable a seamless integration and should minimize integration risk and disruption to the business. Additionally, KW’s Board and management will own approximately 13% of the shares in the combined company following completion of the transaction, which creates a strong alignment with shareholders.

Closing and Approvals

The transaction is expected to close during the third quarter of 2017, subject to customary closing conditions including, among other things, receipt of KW and KWE shareholder approval.

The KW Board of Directors has unanimously approved the transaction. The KW Board of Directors considers the transaction to be in the best interests of KW and its stockholders and intends to unanimously recommend that KW stockholders vote in favor of the issuance of KW shares in connection with the transaction.

The independent directors of KWE have indicated to KWE shareholders that they intend unanimously to recommend the transaction to KWE shareholders in due course in the formal circular relating to the scheme of arrangement under Jersey law by which the transaction will be implemented.

Advisors

Goldman Sachs is acting as lead financial advisor to KW. BofA Merrill Lynch is serving as financial advisor to KW. Wachtell, Lipton, Rosen & Katz is serving as legal advisor in the US to KW, Macfarlanes LLP is acting as UK legal advisor to KW, and Ogier is acting as Jersey legal advisor to KW.

Rothschild is acting as lead financial adviser to the independent directors of KWE. J.P. Morgan Cazenove is acting as financial adviser to the independent directors of KWE. Sullivan & Cromwell LLP is serving as legal advisor to KWE in the US and UK. Appleby is serving as Jersey legal advisor to KWE.

Conference Call

KW will host a conference call for research analysts and investors to discuss the transaction on April 24, 2017 at 1:30 p.m. (London Time) / 8:30 a.m. (New York Time). The direct dial-in number for the conference call is (866) 610-1072 for US callers, 080 00288438 for UK callers, and +1 (973) 935-2840 for international callers. The conference ID is 12445221. The webcast will be available at: http://event.on24.com/wcc/r/1414749-1/EFCEFA744FBC9C1C6596BC9FB879D24B.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction, including the issuance of shares of KW common stock in connection therewith. In connection with such proposed share issuance, KW expects to file a proxy statement on Schedule 14A with the Securities and Exchange Commission (the “SEC”). To the extent KW effects the transaction as a scheme under Jersey law, the issuance of KW common stock is not be expected to require registration under the Securities Act of 1933, as amended (the “Securities Act”), as a result of an exemption provided by Section 3(a)(10) under the Securities Act. In the event that KW determines to conduct the transaction pursuant to a takeover offer or otherwise in a manner that is not exempt from the registration requirements of the Securities Act, it will file a registration statement with the SEC containing a prospectus with respect to the KW common stock that would be issued in the transaction. INVESTORS AND SECURITY HOLDERS OF KW ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT KW WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KW, THE PROPOSED ISSUANCE OF KW COMMON STOCK, AND THE PROPOSED TRANSACTION. The proxy statement and other relevant materials in connection with the proposed issuance of KW common stock and the transaction (when they become available), and if required, the registration statement/prospectus and other documents filed by KW with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC at KW’s website, www.kennedywilson.com, or by contacting our Investor Relations department in writing at 151 S. El Camino Dr. Beverly Hills, CA 90212.

KW believes that KW, KWE, their respective directors and certain KW executive officers may be deemed to be participants in the solicitation of proxies from KW shareholders with respect to the transaction, including the proposed issuance of shares of KW common stock. Information about KW’s directors and executive officers and their ownership of KW shares and KWE shares or securities referencing KWE shares is provided in KW’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on February 27, 2017, KW’s proxy statement for its 2016 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2016, and KWE’s Annual Report for the year ended December 31, 2016, which was filed with the SEC by KW on Form 8-K on March 23, 2017. Information about the directors of KWE is provided in KWE’s Annual Report for the year ended December 31, 2016, which was filed with the SEC by KW on Form 8-K on March 23, 2017. Information regarding the identity of the potential participants, and their direct or indirect interests in the solicitation, by security holdings or otherwise, will be provided in the proxy statement and other materials to be filed with the SEC in connection with the Transaction and issuance of shares of KW common stock.

NEITHER KWE NOR ANY INDEPENDENT DIRECTOR OF KWE ACCEPTS ANY RESPONSIBILITY FOR ANY INFORMATION CONTAINED IN THIS ANNOUNCEMENT. FOR THE AVOIDANCE OF DOUBT, NEITHER THE INDEPENDENT DIRECTORS OF KWE NOR ROTHSCHILD NOR J.P. MORGAN CAZENOVE EXPRESS ANY VIEW AS TO THE ADVANTAGES OR DISADVANTAGES OF THE TRANSACTION AS FAR AS KW SHAREHOLDERS ARE CONCERNED.

Goldman Sachs International, which is authorized by the Prudential Regulation Authority and regulated by the FCA and the Prudential Regulation Authority in the UK, and Goldman, Sachs & Co. (in their capacity as financial advisers to KW) (together, “Goldman Sachs”), are acting exclusively for KW and no one else in connection with the transaction or any other matter referred to in this announcement and will not be responsible to anyone other than KW for providing the protections afforded to clients of Goldman Sachs, or for providing advice in relation to the transaction or any other matters referred to in this announcement.

Merrill Lynch International, which is authorized by the Prudential Regulation Authority and regulated by the FCA and the Prudential Regulation Authority in the UK, and Merrill Lynch, Pierce, Fenner & Smith Incorporated (together with Merrill Lynch International, “BofA Merrill Lynch”) are acting exclusively for KW and no one else in connection with the transaction or any other matter referred to in this Announcement and will not be responsible to anyone other than KW for providing the protections afforded to clients of BofA Merrill Lynch, or for providing advice in relation to the transaction or any other matters referred to in this Announcement.

Rothschild, which is authorized and regulated by the Financial Conduct Authority (the “FCA”) in the UK, is acting exclusively for the independent directors of KWE and no one else in connection with the transaction and any other matter referred to in this announcement and will not be responsible to anyone other than the independent directors of KWE for providing the protections afforded to clients of Rothschild, or for providing advice in relation to the transaction or any other matters referred to in this announcement.

J.P. Morgan Limited (which conducts its UK investment banking business as J.P. Morgan Cazenove (“J.P. Morgan Cazenove”)), which is authorized and regulated in the UK by the FCA, is acting exclusively for the independent directors of KWE and no one else in connection with the transaction or any other matter referred to in this announcement and will not be responsible to anyone other than the independent directors of KWE for providing the protections afforded to clients of J.P. Morgan Cazenove, or for providing advice in relation to the transaction or any other matters referred to in this announcement.

Forward-Looking Statements

This communications contains “forward-looking” statements concerning future events and financial performance. These forward-looking statements are necessarily estimates reflecting the judgment of senior management based on current estimates, expectations, forecasts and projections and include comments that express current opinions about trends and factors that may impact future operating results. Disclosures that use words such as “believe,” “anticipate,” “estimate,” “intend,” “could,” “plan,” “expect,” “project” or the negative of these, as well as similar expressions, are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of future performance, rely on a number of assumptions concerning future events, many of which are outside of the companies’ control, and involve known and unknown risks and uncertainties that could cause actual results, performance or achievement, or industry results, to differ materially from any future results, performance or achievements, expressed or implied by such forward-looking statements. No assurance can be given that the proposed transaction will happen as anticipated or at all. In evaluating these statements, you should specifically consider the risks referred to in our filings with the SEC, including KW’s Form 10-K, which are available on KW’s website and at www.sec.gov, including, but not limited to, the following factors: the occurrence of any event, change or other circumstance that could result in abandonment of the transaction; the inability to complete the transaction in a timely manner or at all; difficulties in successfully integrating the two companies following completion of the transaction and the risk of not fully realizing expected synergies from the transaction in the time frame expected or at all; the risk that the announcement and pendency of the transaction disrupts current plans and operations, increases operating costs, results in management distraction or difficulties in establishing and maintaining relationships with third parties or makes employee retention and incentivization more difficult; the outcome of any legal proceedings that may be instituted against the companies in connection with the announcement and pendency of the transaction; any limitations on the companies’ ability to operate their businesses during the pendency of the transaction; disruptions in general economic and business conditions, particularly in geographies where the companies’ respective businesses may be concentrated; volatility and disruption of the capital and credit markets, higher interest rates, higher loan costs, less desirable loan terms and a reduction in the availability of mortgage loans, all of which could increase costs and could limit the companies’ ability to acquire additional real estate assets; continued high levels of, or increases in, unemployment and general slowdowns in commercial activity; the companies’ leverage and ability to refinance existing indebtedness or incur additional indebtedness; an increase in the companies’ debt service obligations; the companies’ ability to generate a sufficient amount of cash from operations to satisfy working capital requirements and to service their existing and future indebtedness; the companies’ ability to achieve improvements in operating efficiency; foreign currency fluctuations; adverse changes in the securities markets; the companies’ ability to retain their senior management and attract and retain qualified and experienced employees; the companies’ ability to retain major clients and renew related contracts; trends in use of large, full-service commercial real estate providers; changes in tax laws in the United States, Europe or Japan or other jurisdictions that reduce or eliminate deductions or other tax benefits the companies receive; the possibility that future acquisitions may not be available at favorable prices or upon advantageous terms and conditions; the companies’ ability to dispose of assets; and costs relating to the acquisition of assets the companies may acquire could be higher than anticipated.

Except as required by law, KW does not intend to update publicly any forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

Non-GAAP Measures

This press release refers to adjusted net income per share, which is a non-GAAP financial measure. A description of and important disclosures with respect non-GAAP financial measures used by KW and the reconciliation of the most directly comparable GAAP financial measures in KW’s investor presentation being issued concurrently with this press release, which is posted on the Investor Relations section of KW’s website and has been filed with the SEC as an exhibit to a Current Report on Form 8-K dated April 24, 2017.

About Kennedy Wilson

Kennedy Wilson (NYSE:KW) is a global real estate investment company. We own, operate, and invest in real estate both on our own and through our investment management platform. We focus on multifamily and commercial properties located in the Western U.S., UK, Ireland, Spain, Italy and Japan. To complement our investment business, the Company also provides real estate services primarily to financial services clients. For further information on Kennedy Wilson, please visit www.kennedywilson.com.

About Kennedy Wilson Europe Real Estate Plc

Kennedy Wilson Europe Real Estate Plc is an LSE listed property company that invests in real estate across the UK, Ireland, Spain and Italy. It aims to generate superior shareholder returns by unlocking value of under-resourced real estate across its target geographies. Its existing portfolio is primarily invested across office and retail in the UK and Ireland, weighted towards London, the South East and Dublin. For further information on Kennedy Wilson Europe Real Estate Plc, please visit www.kennedywilson.eu.

KW-IR

Contact

Kennedy Wilson

Investors

Matt Windisch

Executive Vice President

(310) 887-6400

IR@Kennedywilson.com

Press

Joele Frank, Wilkinson Brimmer Katcher

Meaghan Repko / Viveca Tress / Matt Gross

(212) 355-4449

Kennedy Wilson Europe Real Estate Plc

Inquiries from KWE shareholders on matters relating to KWE

Charlotte Valeur

Non-Executive Chair of the Board

+44 (0)1534 835 722